AMEX, TSX Symbol: NG
News Release

NovaGold Receives Ruling on Donlin Case

July 19, 2007 - Vancouver, British Columbia - NovaGold Resources Inc. (AMEX, TSX: NG) has received notice from the United States District Court for the District of Alaska relating to its lawsuit brought against Barrick Gold Corporation (“Barrick”) in August 2006. The lawsuit alleged breach of contract and breach of fiduciary duty, and sought a declaratory judgment clarifying the requirements Barrick must satisfy to earn an additional 40% interest in Donlin Creek and Barrick’s ability to satisfy these requirements.

US District Judge Timothy Burgess has granted Barrick’s motion to dismiss, stating in part that it is premature to assess at this time whether Barrick will be able to complete the back-in requirements. Judge Burgess stated that while there is undeniably a dispute between the parties as to the meaning of the back-in requirements, the controversy is not ripe for adjudication until the November 2007 back-in deadline. In this respect, the Court further stated that the Agreement allows Barrick to perform, fail to perform or elect not to perform under the contract until November 2007.

Barrick acquired Placer Dome Inc. in early 2006 and assumed Placer Dome’s duties in the Donlin Creek Mining Venture Agreement (“Agreement”). Under the terms of a back-in arrangement outlined in the Agreement, Barrick has an option to earn an additional 40% interest in the joint venture by completing certain milestones on or before November 2007, including completion of a final, bankable feasibility study and making a board decision to construct a mine at Donlin Creek that will produce not less than 600,000 ounces of gold per year.

The environmental approval and permitting process for Donlin Creek will not start until after the November 2007 deadline and will likely not be completed for an additional two to three years. NovaGold believes Barrick cannot deliver a meaningful construction decision, plan or budget without completing the environmental assessment process. NovaGold believes Barrick cannot meet the back-in requirements as outlined in the Agreement, and will continue to defend the interests of NovaGold and its shareholders should Barrick assert it has successfully completed its back-in requirements come November 2007.

About NovaGold

NovaGold is a gold and copper company engaged in the exploration and development of mineral properties in Alaska and Western Canada. The Company is rapidly moving to production at its 100%-owned Nome Operations in Alaska, which includes Rock Creek, Big Hurrah and Nome Gold. NovaGold recently announced its partnership with Teck Cominco to build the Galore Creek copper-gold mine in northwestern British Columbia. Galore Creek construction is well underway, with production targeted for 2012. NovaGold owns 70% of the Donlin Creek gold project in Alaska, one of the world’s largest gold deposits, in a joint venture with Barrick Gold (30%). Also in Alaska, NovaGold is earning a 51% interest as manager of the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto. NovaGold has one of the largest reserve and resource bases of any exploration or development-stage precious metals company. NovaGold trades on the TSX and AMEX under the symbol NG. More information is available online at www.novagold.net or by e-mail at info@novagold.net.

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Cautionary Note Concerning Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, Barrick’s ability to successfully complete the back-in requirements outlined in the Donlin Creek Mining Venture Agreement, are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include uncertainties involved in disputes and litigation, including disputes and litigation with Barrick Gold

Corporation concerning ownership and management of the Donlin Creek project; fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to the results of the Feasibility Study anticipated for the Donlin Creek project; and other risks and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2006, filed with the Canadian securities regulatory authorities, NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission, and other information released by NovaGold and filed with the appropriate regulatory agencies.

Contacts

Greg Johnson
Vice President, Corporate Communications & Strategic Development

Rhylin Bailie
Manager, Corporate & Investor Relations

604-669-6227 or 1-866-669-6227